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                              August 13, 2021

       Michael Praeger
       Chief Executive Officer
       AvidXchange Holdings, Inc.
       1210 AvidXchange Lane
       Charlotte, NC 28206

                                                        Re: AvidXchange
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 15,
2021
                                                            CIK No. 0001858257

       Dear Mr. Praeger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration on Form S-1 submitted July 15, 2021

       Prospectus Summary, page 1

   1. You disclose that the growth of your business is dependent upon acquiring new and retaining your existing
relationships with buyers and suppliers. For each period presented in your financial
statements, please revise to disclose the exact number of buyers that used your solution and
suppliers to which you have made payments.
   2. You state that in 2020 you processed approximately 53 million transactions with over
                                                        $145 billion in spend
under management across your platform. Please define spend under management, including
an explanation of how this metric relates to revenue and how it is different from your
total payment volume metric. Provide a cross-reference to your definition of
transactions processed.
 Michael Praeger
AvidXchange Holdings, Inc.
August 13, 2021
Page 2
The Offering, page 16

3. You disclose that shares outstanding exclude 619,524 shares of common stock issuable upon the vesting of restricted stock units (RSUs). Please clarify whether any RSUs have met the time-based vesting provision such that they will fully vest upon completion of this offering due to the satisfaction of your liquidity performance condition. If so, please tell us how you concluded that exclusion of such shares from shares outstanding is appropriate.
4. We note your disclosures regarding additional common stock issuable upon conversion of senior preferred stock. Please explain in further detail the redemption and conversion features of this stock and how it will be impacted by this offering. Tell us whether any shares of convertible common stock will be issued if you redeem all of the senior preferred stock with the proceeds of the offering and, if so, explain. If not, revise to clarify the reason for the illustrative disclosures on page 18. Similarly, explain why you include an adjustment for both the redemption of senior preferred stock and the conversion of convertible preferred common stock to common stock in the pro forma column of the Capitalization table. Lastly, revise Note 10 to clarify, if true, that no shares of convertible common stock are currently outstanding as such shares will only be issued upon conversion of the senior preferred stock or explain.
5. Please clarify whether the holders of your senior preferred stock retain the option to convert their shares into convertible common shares or receive a cash payment in addition to converting into redeemable preferred stock. Also, clarify whether convertible common shareholders may elect to receive a cash payment in lieu of shares. Summary Consolidated Financial and Other Data, page 19

6. Please revise to include pro forma balance sheet and per share information demonstrating the changes to your equity structure that will occur upon completion of
         this offering. Please also include a reconciliation of the various adjustments impacting your pro forma per share calculations, such as the conversion of preferred stock, the exercise of warrants and the vesting of RSUs upon the offering. Refer to Article 11-
         01(a)(8) of Regulation S-X.
Certain Non-GAAP Financial Measures, page 20
FirstName LastNameMichael Praeger
7. Your measure of unlevered free cash flow appears to exclude net cash interest payments.
Comapany    NameAvidXchange
       Please                   Holdings,
               remove this adjustment     Inc. that require cash settlement
cannot be excluded
                                      as charges
Augustfrom   a non-GAAP
        13, 2021 Page 2 liquidity measure per Item 10(e)(1)(ii)(A) of Regulation S-K.
FirstName LastName
 Michael Praeger
FirstName LastNameMichael
AvidXchange  Holdings, Inc. Praeger
Comapany
August 13, NameAvidXchange
           2021              Holdings, Inc.
August
Page 3 13, 2021 Page 3
FirstName LastName
In connection with our financial statement close process..., page 35

8. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, revise to disclose your estimate of how long it will take to complete your plan and any material costs you have, or expect to be, incurred.
Market and Industry Data, page 61

9. You state that you have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third party information, please either delete this statement or specifically state that you are liable for such information.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
68

10. We note your references throughout the filing to software, payment and services revenue and the impact of these individual revenue streams on your metrics and results of operations. Please consider including a breakdown of revenue for each period presented in the forepart of the filing to add context to your disclosures here. Our Business and Revenue Model, page 70

11. You disclose that your net transactions processed rate demonstrates both retention and expansion of existing customers. However, your metric excludes customers who left between the periods over which you calculate this measure. In this regard, you state this metric excludes transactions by customers which were not customers in both periods. In light of this, please revise to disclose the reasons why you believe this measure demonstrates retention of customers. Also, disclose this metric for your interim periods as well as your annual periods. Refer to SEC Release No. 33-10751. Certain Non-GAAP Financial Measures, page 73

12. Please revise your tabular presentation to present the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Comparison of the Three Months Ended March 31, 2021 and 2020, page 78

13. Please revise your cost of revenue discussion to quantify the two remaining factors contributing to the increase in expenses during the reported periods. Clarify the nature of the reconciliation reserve and discuss whether this type of expense is expected to be ongoing. Refer to Item 303(a) of Regulation S-K.
 Michael Praeger
FirstName LastNameMichael
AvidXchange  Holdings, Inc. Praeger
Comapany
August 13, NameAvidXchange
           2021              Holdings, Inc.
August
Page 4 13, 2021 Page 4
FirstName LastName
Critical Accounting Policies and Estimates
Common Stock and Derivative Instrument Valuation, page 91

14. Please provide us with a breakdown of the share-based compensation awards granted to date in fiscal 2021, including the number of shares awarded at each grant date and the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values between valuations, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology used to value such award. To the extent there were any significant award grants after the most recent balance sheet date, please ensure you include a quantified discussion of such awards in your subsequent event footnote. Refer to ASC 855-10-50-2.
Our Business, page 94

15. We note that 50% of your total revenues in 2020 were derived from interchange fees earned on payment transactions processed from one virtual commercial card service provider. Please disclose the name of this service provider and summarize the material terms of your material agreements with this provider. Additionally, please file your material agreements with this provider. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Principal Stockholders, page 145

16. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including Caisse de
         d p t et placement du Qu bec and Ossa Investments Pte. Ltd. Description of Capital Stock
Exclusive Forum, page 154

17. Disclosure here states that with respect to any derivative action or proceeding brought on your behalf to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United
         States of America. Disclosure in the risk factor on page 55 states that the exclusive forum provision does not apply to Exchange Act claims. Please revise to reconcile these disclosures. Additionally, in light of the federal exclusive forum provision for Securities
         Act claims and the fact that Section 22 of the Securities Act provides for concurrent jurisdiction for such claims, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 Michael Praeger
FirstName LastNameMichael
AvidXchange  Holdings, Inc. Praeger
Comapany
August 13, NameAvidXchange
           2021              Holdings, Inc.
August
Page 5 13, 2021 Page 5
FirstName LastName
Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers, page F-20

18. In your results of operations you disclose that Software revenue is recorded net of incentives. Please describe for us what these incentives consist of and how you account for them.
19. We note that payment revenue includes interest income received from buyer customer deposits held during the payment clearing process and fees charged for Invoice
         Accelerator, which appears to be an arrangement where you advance funds to suppliers before you receive them from buyers. Please separately tell us the amount of interest income and Invoice Accelerator revenues recorded for each reported period. Also, tell us how you concluded these revenues were in the scope of ASC 606. Refer to ASC 606-10-
         15-2.
Exhibits

20. Please file the FT Partners Engagement Letter as an exhibit. See Item 601(b)(10) of
         Regulation S-K.
General

21. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
22. We note that you are a holding company. Please include a diagram that presents your post-offering organizational structure.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Brandon J. Bortner, Esq.